January 10, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (240) 497-7011

Mr. Joel A. Friedman, Senior Vice President and Controller
Chevy Chase Preferred Capital Corporation
7501 Wisconsin Avenue
Bethesda, MD   20814

**RE: Chevy Chase Preferred Capital Corporation
File No. 1-12477
Form 10-K for the year ended December 31, 2005**

Dear Mr. Friedman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief